UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
 _______________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2015
Commission file number 0-30752
 _______________________________
AETERNA ZENTARIS INC.
_______________________________
1405 du Parc-Technologique Boulevard
Quebec City, Québec
Canada, G1P 4P5
(Address of principal executive offices)
 _______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS INDEX

Documents	Description

99.1	Aeterna Zentaris' Interim Financial Report - Third Quarter 2015 (Q3)

99.2	Certification of the Chief Executive Officer pursuant to National Instrument 52-109

99.3	Certification of the Chief Financial Officer pursuant to National Instrument 52-109

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: November 5, 2015	By:	/s/ Phil Theodore
Phil Theodore
Senior Vice President